FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 November 2010

HSBC ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

*** Paul Thurston to be Chief Executive, Retail Banking and Wealth Management ***

*** Brian Robertson appointed Chief Executive, HSBC Bank plc ***

*** Marc Moses becomes Group Chief Risk Officer ***

HSBC Holdings plc has announced today that Paul Thurston will be appointed Chief Executive, Retail Banking and Wealth Management with effect from 1 March 2011. In this new role, based in Hong Kong and reporting to Stuart Gulliver, Group Chief Executive designate, Paul will have responsibility for directing all aspects of HSBC's retail banking business globally, including the personal financial services and insurance businesses, and the Group's marketing activities. He will lead the development of HSBC's retail wealth management business across the Group and will also direct the transformation of retail operations and technology platforms. The Head of Group Marketing and the Group Chief Technology and Services Officer will both report to Paul.

Paul will relocate to Hong Kong and remains a member of the Group Management Board and a director of HSBC Bank plc. Subject to regulatory approvals, he will also become a director of The Hongkong and Shanghai Banking Corporation Limited, and of HSBC Private Banking Holdings (Suisse) S.A.

John Flint, Chief Executive, Global Asset Management, will have an additional reporting line to Paul, and will assist in the development of the retail wealth management business, while retaining his existing reporting line to Chris Meares, Chief Executive, Global Private Banking.

Brian Robertson, currently Group Chief Risk Officer, will be appointed Chief Executive, HSBC Bank plc, with effect from 3 December 2010, subject to UK board and regulatory approvals. Reporting to Stuart Gulliver as a member of the Group Management Board, Brian will have responsibility for all of the Group's businesses in the United Kingdom and Continental Europe. Brian will become a director of HSBC Bank plc, and will also report to Sandy Flockhart, Chairman, HSBC Bank plc. He will also become a director and Chairman of HSBC Life (UK) Ltd.

Joe Garner will be appointed Deputy Chief Executive, UK and will become a director of HSBC Bank plc, with effect from 1 December 2010, subject to UK board and regulatory approvals. Reporting to Brian Robertson, Joe will head up the personal financial services and commercial banking businesses in the UK.

Marc Moses will be appointed Group Chief Risk Officer, HSBC Holdings plc, with effect from 3 December 2010, in succession to Brian Robertson. Reporting directly to Stuart Gulliver, Marc will also be appointed a Group Managing Director and will join the Group Management Board with responsibility for Risk and Compliance.

Commenting on the appointments, Stuart Gulliver, Group Chief Executive designate, said: "I am delighted to announce these management changes which see some of HSBC's most talented and internationally experienced executives take on significant new responsibilities. After the financial crisis, I believe customers are thinking more carefully about who they trust with their wealth and savings and configuring HSBC to realise its full potential in retail banking was always going to be my first priority. With the massive wealth creation we see in emerging markets today, the logic for HSBC to build a world-class global wealth business for our customers is absolutely compelling."

Media enquiries to Rob Bailhache on +44 (0)20 7992 5712 or at robert.bailhache@hsbc.com

Notes to editors:

Biographies and photographs of Paul Thurston, Brian Robertson, Marc Moses, John Flint and Joe Garner can be downloaded from the Newsroom section of the Group website, www.hsbc.com

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 26 November, 2010